SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

26 September 2007

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 26 September 2007	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director

Protherics PLC

Protherics licenses its Covaccine HT adjuvant to
Nobilon for influenza vaccine indications

London, UK and Boxmeer, The Netherlands; 26 September 2007 - Protherics PLC ("Protherics" or the "Company"), the international biopharmaceutical company focused on critical care and cancer, and Nobilon International B.V. ("Nobilon"), part of Organon, the human health care business unit of Akzo Nobel, today announced that Nobilon has licensed Protherics' CoVaccine HTTM adjuvant for use in pandemic influenza vaccines and seasonal influenza vaccines in elderly people.

More than 300 million doses of seasonal influenza vaccine are produced each year globally, leaving a considerable shortfall in the event of a pandemic influenza outbreak. A powerful adjuvant such as CoVaccine HTTM may reduce the amount of antigen required in a pandemic influenza vaccine, enabling rapid, large scale production in the event of a pandemic influenza outbreak and for planned stockpiling. In addition, the CoVaccine HTTM adjuvant may increase the potency of a seasonal influenza vaccine for elderly people with impaired immune systems.

The licensing agreement gives Nobilon the exclusive global rights, excluding the US, to develop, manufacture and commercialize two new influenza vaccines containing CoVaccine HTTM. Protherics will receive an upfront payment from Nobilon on signing the agreement. Protherics is also entitled to receive success related milestone payments and royalty payments on net sales by Nobilon.

Also announced today, Nobilon and a consortium of leading European vaccine experts has received a €3.5 million grant to help fund the development of a pandemic influenza vaccine containing CoVaccine HT.

Han van den Bosch, director Research and Development of Nobilon commented: "We are delighted to have gained exclusive access to CoVaccine HT, a promising new adjuvant from Protherics, for use in our flu vaccines. The very encouraging results in preclinical experiments using Nobilon's influenza antigen produced by cell culture and Protherics' CoVaccine HT adjuvant, justifies further clinical development."

Andrew Heath, Chief Executive of Protherics commented: "The agreement with Nobilon today supports our excitement about the prospects for our CoVaccine HT adjuvant, which we are also incorporating in our Angiotensin Therapeutic Vaccine. We also have considerable interest from other external parties to use our adjuvant in their vaccines across a range of other potential indications."

For further information please contact:

Protherics
Andrew Heath, CEO	+44 (0) 20 7246 9950
Nick Staples, Director of Corporate Affairs	+44 (0) 7919 480510
Saul Komisar, President Protherics Inc	+1 615 327 1027
Financial Dynamics - press enquiries
London: Ben Atwell, Lara Mott	+44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt	+1 212 850 5600

Or visit www.protherics.com

Notes for Editors:

About the CoVaccine HTTM Adjuvant

An adjuvant is a substance which enhances the immune response and so helps maximise the production of antibodies. The CoVaccine HTTM adjuvant is a sucrose fatty acid sulphate ester that increases both humoral and cell-mediated immune responses to experimental vaccines following intramuscular administration. In nonclinical studies, the adjuvant has been well-tolerated with no limiting local toxicity, and has produced encouraging immune responses.

About Protherics

Protherics (LSE: PTI, NASDAQ: PTIL) is a leading biopharmaceutical company focused on the development, manufacture and marketing of specialised products for critical care and cancer.

Protherics has developed and manufactures two critical care products currently sold in the US: CroFabTM, a pit viper antivenom and DigiFabTM, a digoxin antidote. The Company's strategy is to use the revenues generated from its marketed and out-licensed products to help fund the advancement of its broad, late stage pipeline.

Protherics has two major development opportunities in its critical care portfolio. CytoFabTM is being developed by AstraZeneca, for the treatment of severe sepsis, following a major £195 million (more than $340 million) licensing deal in December 2005. An additional, expanded phase II programme is planned to start in the second half of 2007. In addition, Protherics is currently undertaking a phase IIb study with Digoxin Immune Fab for the treatment of pre-eclampsia. This study is expected to report in the first half of 2008.

Protherics has a pipeline of four novel cancer products in clinical development, and intends to undertake the sales and marketing of these products in the US or the EU. Protherics is preparing to resubmit a BLA for VoraxazeTM, an adjunct to high dose methotrexate therapy, under a rolling submission in the US starting in early 2008.

Protherics has a strong cash position, with unaudited cash balances at 30 June 2007 of £45m. With headquarters in London, the Company has approximately 270 employees across its operations in the UK, US and Australia.

For further information visit: www.protherics.com

About Nobilon

Nobilon International BV, part of Organon, a biopharmaceutical business unit of Akzo Nobel, was founded in 2003. It has production and R&;D facilities in Boxmeer and Oss, the Netherlands. The biotechnology company is dedicated to develop, produce and market human vaccines against infectious diseases, building on existing expertise within sister companies Intervet and Organon. Nobilon focuses on respiratory and traveler's diseases. One of its core expertises is large scale cell culture production of viruses, including influenza. Nobilon currently employs approximately 75 staff in production and R&D: www.nobilon.com

Disclaimer

This document contains forward-looking statements that involve risks and uncertainties, including with respect to Protherics' product pipeline and anticipated development and clinical trials for product candidates. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors, including the factors discussed in Protherics' Annual Report on Form 20-F and other reports filed from time to time with the U.S. Securities and Exchange Commission. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of Protherics.